UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group Limited (the “Company”) is providing the following update with regards to its investing and financing activities:

On November 5, 2025, the Company completed a share purchase agreement with Nuanu Creative City, acquiring 51% of ProEd Global School for $2 million. The Company plans to establish its Genius School model at ProEd into a leading Future School, teaching the ABCs of the future through its combination of classes, camps and programs.

The Company has also completed on a joint venture agreement with Nuanu Creative City, establishing a new company, PT Genius City, with 51% owned by the Company, to develop Genius City in Bali. The Company is investing $5.1 million in equity capital into PT Genius City, and Nuanu Creative City is investing $4.9 million in assets into PT Genius City. Genius City is an integrated living district with an initial 100 keys, together with a co-working cafe, conference space and facilities for accelerators, retreats and workshops. The Company plans to make Genius City the first Bitcoin-based, tokenized community in Asia.

The Company has chosen to adjust its treasury operations in light of current market conditions and has revised its strategy to minimize dilution of shares and reduce debt by utilizing a portion of its Bitcoin and cash reserves to cover short term cash requirements for acquisitions, to pay down debt and to provide reserves for future share buybacks. As part of this strategy, the Company has reduced the Bitcoin in its treasury from 200 Bitcoin to 138 Bitcoin as at November 9, 2025, and increased the cash balance in its treasury. The 62 Bitcoin sold by the Company were sold at a profit of approximately $0.2 million. Once the Company believes the price of Bitcoin stabilizes and downside risk reduces, the Company will recommence buying Bitcoin. The Company believes that these steps will assist in maximizing shareholder value, while it executes on its plans to build its anticipated profitable operations and build its Bitcoin Treasury in the long term.

Further to the Company’s successful completion of the Entrepreneur Resorts transaction, Entrepreneur Resorts is being rebranded as Genius Resorts by January 2026. The Company is pleased to announce that its group of companies achieved operational profitability in the month of October 2025 before overhead and central costs, and the Company continues to make progress towards its target of overall profitability and positive EBITDA.

Exhibit Index

Exhibit 99.1	Press Release dated November 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: November 10, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)